Exhibit 21.1

Subsidiaries of Alta Global Group Limited

Legal Entity	Jurisdiction of Organization
Wimp 2 Warrior LLC	United States of America
Alta LLC	United States of America
Wimp 2 Warrior (Ireland) Limited	Ireland